Mail Stop 4561

	September 13, 2007

R. Nicholas Singh, Esq.
c/o Fixed Income Discount Advisory Company
1211 Avenue of the Americas, Suite 2902
New York, NY  10036

	Re:	Chimera Investment Corporation
		Registration Statement on Form S-11
      Filed August 17, 2007
		Registration No. 333-145525

Dear Mr. Singh:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note that you intend to elect to be taxed as a REIT and that the offering proceeds do not have a specified use. Since the offering appears to constitute a "blind-pool" offering, please include the disclosures described in Industry Guide 5, including prior performance information. See Securities Act Release 33-6900.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please provide us with a detailed analysis of why your current and proposed business and investment strategy will not cause you to become, an "investment company" within the meaning of Section 3 of the Investment Company Act of 1940. For example, if you intend to rely on the exemption set forth in Section 3(c)(5)(C) of that act, your analysis should include a discussion of how you have satisfied and expect to continue to satisfy the requirements for the availability of that exemption established by applicable Commission rules and staff interpretations.

4. Please confirm that the concurrent sale of shares to Annaly is not covered by this registration statement and will be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D.

Cover Page

5. Please revise the second risk factor bullet to briefly describe any conflict with Annaly.

Our Company, page 1

6. Please disclose how your investment strategy differs from Annaly`s.

Summary Risk Factors, page 5

7. Please revise the second bullet to briefly describe the conflicts with the manager and Annaly.

Conflicts of Interest, page 10

8. Please advise us whether there will be any overlap between your and Annaly`s investment strategy. If so, please disclose in this section.

9. Please disclose any interests the manager may have in investments you make, such as CDO base management fees or other fees.

Risk Factors, page 15

There are conflicts of interest..., page 15

10. Please include a separate risk factor to describe the manager`s responsibilities to entities other than Chimera.

Our board of directors..., page 17

11. We note that your board will not review all proposed investments.
Please disclose whether they are required to review any and, if so, the applicable investment parameters.

Failure to procure adequate capital..., page 19

12. Please expand this risk factor to address current conditions in the financing markets.

Distribution Policy, page 42
13. Please revise to disclose how you will fund the required distribution amounts if your cash available for distributions is less than 90% of your REIT taxable income. Also, discuss your policy with respect to using proceeds from the offering to pay distributions to investors.

Management`s Discussion and Analysis..., page 44

14. We note your discussion of the current financing environment.
Please expand the disclosure to describe current conditions for each of the types of financing discussed on page 63.

Critical Accounting Policies and Estimates, page 45

Loans and Securities Held for Investment, page 46

15. Please revise to disclose the factors management will consider in determining the fair value of your loans and securities held for investment.

Our Competitive Advantages, page 57

Investment Strategy Designed..., page 57

16. Please revise the disclosure to clearly explain how your strategy works in a "variety of interest rate and credit environments." In addition, please explain why your focus on RMBS and ABS will provide you an opportunity to buy securities at "attractive valuations."

Credit Oriented Investment Approach, page 57

17. Please revise the disclosure to explain the meaning of "credit-based investment approach." In addition, please explain the meaning of "high-quality" loans.

Investment Portfolio, page 59

18. Please include disclosure on the difficulties of conducting proper diligence in connection with acquisitions of unrated tranches.

Conflicts of Interest, page 66

19. Please revise the disclosure to clarify if Annaly is subject to the investment allocation policy.

Competition, page 68

20. Please revise to discuss current competitive conditions, including risks or opportunities created by recent events in the real estate and broader finance markets.

Our Manager and the Management Agreement, page 70

21. Please provide a detailed description of the experience of the manager. In particular, please disclose FIDAC`s historical experience with assets that fit the investment strategy of Chimera.
Please disclose its current assets under management of these types of investments.

Officers of Our Manager, page 70

22. Please revise the bios for Messrs. Farrell and Denahan-Norris to include the years in which they served in the referenced capacities.
Please provide similar disclosure for Mr. Keenan on page 80.

Financial Statements

Note 2 - Formation of the Company/Initial Public Offering, page F-
4

23. We note that your management agreement with FIDAC has not been executed. However, to the extent the terms and conditions of the agreement have been determined, revise to disclose the significant terms. In addition, quantify the amounts and/or percentages payable to your Manager. Finally, disclose the methodology that will be used to identify and measure costs allocated by the Manager to be reimbursed by the company such as office, internal and overhead expenses.

Note 3 - Significant Accounting Policies, page F-4

Underwriting Commissions and Costs, page F-4

Organization Costs, page F-4

24. Please advise us and revise to disclose whether FIDAC is responsible for payment of organization and offering expenses incurred on your behalf as part of the initial public offering.
If
so, advise us whether you have an obligation to reimburse these costs or whether the repayment of those costs is dependent upon the closing of the offering. Also, quantify all organization and offering expenses incurred to date and tell us how you considered SAB Topic 1.B.1 and 5.T. in determining that such costs should not be recorded in the financial statements.

Part II.  Information Not Required in Prospectus

Item. 16.  Exhibits
25. Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow, Staff Accountant at 202-551-
3428
or Cicely LaMothe, Accounting Branch Chief, at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.



      Sincerely,



Karen J. Garnett
Assistant Director

cc:	Phillip Kardis, Esq. (via facsimile)



R. Nicholas Singh, Esq.
Chimera Investment Corp.
September 13, 2007
Page 1